Prudential Investment Portfolios, Inc. 17
655 Broad Street
Newark, New Jersey 07102

May 20, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios, Inc. 17: Form N-1A
Post-Effective Amendment No. 64 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 65 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 33-55441
Investment Company Act No. 811-07215

Dear Mr. Zapata:

We filed through EDGAR on March 11, 2022 on behalf of Prudential Investment Portfolios, Inc. 17 (the “Corporation” or the “Registrant”) Post-Effective Amendment No. 64 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 65 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding PGIM ESG Short Duration Multi-Sector Bond Fund (the “Fund”) as a new series of the Corporation.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on April 27, 2022.  For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below.  Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 65 (the “Amendment”) to the Registrant’s Registration Statement to be filed on May 24, 2022, with an effective date of May 25, 2022, pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness.  Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

Summary Prospectus

Investments, Risks and Performance

1.	Comment

With respect to the paragraph discussing the subadviser’s use of third-party screening agents to exclude issuers that do not meet the subadviser’s investment criteria, please (a) disclose the various revenue thresholds that are used for such screening, (b) explain how the Fund defines “controversial weapons” and “conventional weapons”, and (c) please confirm supplementally that if the Fund’s screening criteria changes it will file a supplement disclosing such changes, and if the criteria changes materially, the Fund will file a 485(a) filing to disclose such changes.

Response

(a)

The disclosure has been updated to include the range of threshold levels. The revenue thresholds are determined based the subadviser’s understanding of market best practice and general expectations of ESG-minded investors. Disclosure is included to clarify that exclusion of conventional weapons, tobacco, thermal coal generation and extraction, oil sands extraction, artic oil and gas exploration and gambling activities are based on certain revenue thresholds as determined by the subadviser, while exclusion of issuers that have carbon emissions activities are based on the levels of carbon emission intensity (which threshold is determined by the subadviser).

(b)

Controversial weapons include anti-personnel mines, biological and chemical weapons, cluster weapons, depleted uranium, nuclear weapons, and white phosphorus. Conventional weapons include small arms sold to civilians or the military/law enforcement (such as guns, rifles, and pistols or components of these) and military weapons, military weapons systems or components of these.  The disclosure has been updated to clarify.

(c)	The Fund will file supplements and post-effective amendments pursuant to the requirements of the Securities Act.

2.	Comment

It appears that the Fund will invest significantly in below investment grade securities.  Given the liquidity profile of these investments, please explain how the Fund has determined that these are appropriate holdings for an open-end structure.  Your response should include information concerning the relevant factors in the release adopting rule 22e-4 under the 1940 Act. Your response may include general market data on the types of investments the Fund intends to hold.

Response

The investment manager seeks to assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s Liquidity Risk Management Program (the “Program”). In applying the Program, the investment manager, as the Program administrator, will consider a number of factors, including whether the Fund’s principal investment strategies are appropriate for an open-end fund. The investment manager believes that the Fund’s principal investment strategies are appropriate for an open-end fund and, in making that assessment, considered a number of factors, including, among others, the subadviser’s familiarity with the liquidity of such securities in light of its extensive experience trading bonds, the number of market makers for the sectors of the fixed income market in which the Fund expects to invest, the subadviser’s expectation to manage a portfolio of fixed income investments invested across various sectors of the fixed income market, the security selection available within each given sector, the liquidity conditions in various market sectors, certain other features of the Fund, and other liquidity risk management measures the Fund expects to implement as part of its Program.

The investment manager expects to assess the liquidity of each of the Fund’s holdings and classify them in accordance with the requirements of Rule 22e-4.  In doing so, the investment manager will consider those factors it believes are relevant to assessing the liquidity of each investment, such as position size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, and credit rating; the Fund’s Program also requires consideration of certain Fund-specific factors as applicable. The Fund has not begun investment operations at this point in time and so does not have any specific holdings for which it could provide market data.

3.	Comment

The Prospectus disclosure notes that the Fund will treat a security with multiple different ratings from different NRSROs as being rated in the highest rating category received from an NRSRO.  Please supplementally explain if such an approach may impact the liquidity profile of the Fund.

Response

The credit rating of a security does not necessarily correlate to the liquidity profile of the security.  As part of the Program discussed in the response to Comment 2 above, the manager will assess and manage the Fund’s liquidity risk in accordance with Rule 22e-4, including consideration of the subadviser’s familiarity with the liquidity of such securities, the number of market makers for that area of the fixed income market, and the liquidity conditions in the applicable market sector. Factors that are considered in assessing the liquidity of a security are not limited to credit ratings, but also include, and are not limited to, position size, issuer, industry, security type.

Risks

4.	Comment

With respect to the Fund’s principal risk disclosure, we note that the principal risks appear in alphabetical order.  Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, “Improving Principal Risks Disclosure.”

Response

We respectfully decline to make this change. The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Statutory Prospectus

5.	Comment

Please confirm that where a change is made in response to a comment in the summary prospectus, corresponding changes are made wherever similar disclosure appears in the statutory prospectus.

Response

The Fund confirms that applicable corresponding changes have been made.

Statement of Additional Information

6.	Comment

In the section titled, “Proxy Voting,” please add disclosure that explains how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response

To the extent that the Fund engages in proxy voting activities (notwithstanding its status a as a fixed income fund), the Fund will vote proxies in a manner that takes into account the Fund’s investment strategy, including application of the Fund’s ESG methodology.   The Registrant has reviewed the relevant disclosure in the SAI and believes that it adequately describes the policies and procedures that the Fund and subadviser use to determine how to vote proxies relating to portfolio securities, consistent with Item 17(f) of Form N-1A. Notwithstanding the foregoing, the subadviser will generally review specific ESG proxy proposals and consider each proposal on a case by case basis.

***

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman
Diana Huffman
Vice President & Corporate Counsel